Meridian Equity Income Fund Top 10 Holdings as of 3/31/2007 Holding Market Value Percentage of Portfolio Mattel, Inc. $ 1,188,267 3.0% AT&T, Inc. 1,142,681 2.9 ABM Industries, Inc. 1,112,602 2.8 VF Corp. 1,090,584 2.8 RPM International, Inc. 1,073,573 2.7 Federated Investors, Inc. Class B 1,061,759 2.7 PPG Industries, Inc. 1,060,978 2.7 Hubbell, Inc. Class B 1,058,868 2.7 Emerson Electric Co. 1,050,319 2.7 Chevron Corp. 1,050,232 2.7 Net Assets $39,044,519 Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Policy Disclosure of Portfolio Holdings Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Equity Income Fund Top 10 Sectors as of 3/31/2007 Sector Market Value Pct. Assets Industrial Services $ 3,160,656 8.1% Electrical Equipment 2,109,187 5.4 Brokerage & Money Management 2,105,912 5.4 Banking 2,057,927 5.3 Insurance 2,042,527 5.2 Basic Materials 2,037,193 5.2 Paper/Forest Products 1,994,445 5.1 Diversified Operations 1,953,173 5.0 Toys 1,188,267 3.1 Telecommunications Services 1,142,681 2.9 Net Assets $39,044,519 Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Policy Disclosure of Portfolio Holdings Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Holdings as of 3/31/2007 Holding Market Value Percentage of Portfolio American Tower Corp. Class A $ 56,570,980 2.8% United Stationers, Inc. 53,286,856 2.7 BE Aerospace, Inc. 52,571,280 2.6 Cerner Corp. 50,923,274 2.5 Diebold, Inc. 50,254,136 2.5 DENTSPLY International, Inc. 49,976,500 2.5 Dionex Corp. 49,624,946 2.5 RPM International, Inc. 48,824,391 2.4 Willis Group Holdings, Ltd. (United Kingdom) 48,518,351 2.4 Royal Caribbean Cruises, Ltd. 48,482,524 2.4 Net Assets $2,003,430,810 Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Policy Disclosure of Portfolio Holdings Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Sectors as of 3/31/2007 Sector Market Value Pct. Assets Retail $ 185,821,807 9.3% Healthcare Services 180,677,512 9.0 Healthcare Products 142,363,682 7.1 Banking 132,239,241 6.6 Tech-Software 130,867,208 6.5 Insurance Brokers 95,880,358 4.8 Brokerage & Money Management 86,282,411 4.3 Consumer Services 85,105,869 4.3 Industrial Services 84,653,405 4.2 Industrial Products 79,975,770 4.0 Net Assets $2,003,430,810 Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Policy Disclosure of Portfolio Holdings Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Holdings as of 3/31/2007 Holding Market Value Percentage of Portfolio Willis Group Holdings, Ltd. $ 52,562,240 2.9% Diebold, Inc. 45,897,020 2.6 Allied Waste Industries, Inc. 45,213,208 2.5 Baxter International, Inc. 44,627,291 2.5 Pactiv Corp. 44,050,944 2.5 JPMorgan Chase & Co. 42,574,400 2.4 Annaly Capital Management, Inc. REIT 41,111,784 2.3 Liz Claiborne, Inc. 41,106,005 2.3 Progress Energy, Inc. 40,735,344 2.3 Anheuser-Busch Cos., Inc. 40,095,516 2.2 Net Assets $1,793,278,184 Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Policy Disclosure of Portfolio Holdings Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Sectors as of 3/31/2007 Sector Market Value Pct. Assets Industrial Products $ 132,468,274 7.4% Technology 131,493,360 7.3 Consumer Products 126,343,045 7.0 Banking 124,234,760 6.9 Healthcare Products 123,956,737 6.9 Industrial Services 122,148,140 6.8 Utilities 117,356,970 6.5 Pharmaceuticals 84,411,326 4.7 Agriculture 73,828,516 4.1 Consumer Products/Food & Beverage 71,860,410 4.0 Net Assets $1,793,278,184 Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Policy Disclosure of Portfolio Holdings Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.
April 5, 2007
To Our Shareholders:
Stocks posted modest gains during the first quarter of 2007. The positive influence of steady economic growth and corporate buyouts were mostly offset by concerns over higher oil prices and a deteriorating mortgage market. The S&P 500 advanced 0.2%, the NASDAQ 0.3% and the Russell 2000 1.7%. Tires, steel and mining stocks represented the best performing sectors while the worst performing groups included home construction, distillers and vintners and mortgage finance companies. The yield on the ten-year government bond declined from 4.71% to 4.65%, indicating a stable interest rate environment.
The economy grew at a respectable 2.5% rate during the fourth quarter of 2006. The unemployment rate now stands at a low 4.5%, job growth is solid and wages are rising at a 4.0% annual-rate. This healthy labor market supports continued gains in consumer spending. Non-residential construction is growing while expansion in the manufacturing sector is moderating and the auto and housing sectors struggle. There has not been a significant change in interest rates or the rate of inflation during the quarter. Our economic outlook is for continued modest growth, stable interest rates and inflation in the range of 2% to 3%. Corporate profits, we believe, will rise in the mid single-digit range this year. The major economic risks are further deterioration in the mortgage market and disruptions in energy supplies.
We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders.

Richard F. Aster, Jr.

Meridian Equity Income Fund® (MEIFX)
The Meridian Equity Income Fund’s net asset value per share at March 31, 2007 was $12.36. This represents an increase of 0.96% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, January 31, 2005, were 28.0% and 12.1%, respectively. The Fund’s assets at the close of the quarter were invested 4.6% in cash and 95.4% in stocks. Total net assets were $39,044,519 and there were 607 shareholders.

The Meridian Equity Income Fund continues to focus on companies with above average yields and strong financial returns that, in our opinion, have the ability to grow dividends. The portfolio is diversified with 36 positions representing 27 different industry groups. At the end of the March quarter, the portfolio’s average holding had a 5-year-average return on equity of 19.2% and an average dividend yield of 2.8%; both measures substantially higher than the average S&P 500 stock. The average position had a market capitalization of $31.8 billion, a debt ratio of 31.1% and earnings per share that are expected to grow 10.0% during the next several years. We believe these financial characteristics will lead to positive returns for the fund.
During the quarter we purchased shares of Intel, AT&T and United Parcel Service. We sold our positions in BellSouth, Cato and IHOP.
Carnival Corporation, a current holding, is the worlds largest cruise company with cruise packages ranging from economy to premium price points and covering all important geographic destinations, The global cruise industry is forecast to continue its long-term growth rate of 9% given its increasing penetration into the vacation market, demographic trends and passenger satisfaction. Carnival has a strong balance sheet and is estimated to grow earnings at an annual rate of 14% during the next 5 years. We believe Carnival is well managed and attractively valued with a yield in the area of 3%, a price earnings ratio of 15 times earnings and selling at roughly 2 times book value.
Meridian Growth Fund® (MERDX)
The Meridian Growth Fund’s net asset value per share at March 31, 2007 was $41.43. This represents an increase of 5.6% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, August 1, 1984, were 1,882.7% and 14.1%, respectively. The Fund’s assets at the close of the quarter were invested 5.1% in cash and cash equivalents and 94.9% in stocks. Total net assets were $2,003,430,810 and there were 76,188 shareholders.
We believe the market will produce normal type returns during the period ahead, but we acknowledge that short-term market predictions aren’t worth much. Stocks overall are fairly valued, corporate profits continue to grow and interest rates are stable. Stock selection will be important in determining returns. Our heaviest areas of focus continue to be the health care, consumer and technology sectors. Our portfolio of 46 positions sells, on average, at a reasonable valuation and the companies are expected to have solid profit growth in 2007. We believe this positions us for positive returns.
During the quarter, we purchased shares of BEA Systems, Brown & Brown, Hyperion Solutions and International Rectifier. We sold our positions in EGL, Foot Locker, Ruby Tuesday and Vishay Intertechnology.
UCBH Holdings, a current holding, is a commercial bank that provides services to the Chinese community in the U.S. and American companies doing business in China. The company has 40% share of this segment in the important Northern California region and strong positions in

Los Angeles, Seattle, Boston and New York. UCBH will benefit from the growing Asian population in the U.S. and expanding trade between China and the U.S. The Asian population in the U.S. is expected to grow from 11 million in 2000 to 33 million by 2050. China is our largest trading partner and its importance will continue to grow. Recently, UCBH announced its intent to acquire privately-held Business Development Bank Ltd. in Shanghai, which should accelerate growth in the years ahead. This allows the bank to provide full services to U.S. customers and better serve small and medium-sized Chinese enterprises doing business in the U.S. The stock sells at a reasonable valuation given its track record, financial returns and long-term business outlook.
Meridian Value Fund® (MVALX)
The Wall Street Journal ranked the Meridian Value Fund the thirteenth best performing stock fund for the ten-year period ending March 31, 2007. This is out of a universe of approximately 2,000 funds.
The Meridian Value Fund’s net asset value per share at March 31, 2007 was $37.02. This represents an increase of 4.0% for the calendar year to date. The Fund’s total return and average compounded annual rate of return since June 30, 1995, were 700.7% and 19.4%, respectively. The comparable period returns for the S&P 500 with dividends were 217.9% and 10.3%, respectively. The Fund’s assets at the close of the quarter were invested 4.8% in cash and cash equivalents and 95.2% in stocks. Total net assets were $1,793,278,184 and there were 76,054 shareholders.
Our investment strategy is unchanged. We continue to seek out-of-favor companies that have defensible positions in their industries, strong or improving balance sheets, reasonable valuations and good prospects for earnings growth. We believe that over the long term this strategy will continue to outperform. In our opinion the portfolio is well positioned, reasonably valued and diversified. We hold 62 positions, representing 27 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are technology, industrial products and healthcare products. The outlook for our approach, in our view, is favorable at this time.
During the quarter we purchased shares of Avid Technology, Cognos, The Cooper Companies, Charles River Laboratories International, Intel, Progress Energy, Polaris Industries, Schnitzer Steel Industries and Steris. We sold our positions in AmerisourceBergen, BearingPoint, Cincinnati Financial, El Paso, Healthcare Realty Trust, Ross Stores, Ruby Tuesday, Tidewater, Tektronix and Xilinx.
Zebra Technologies, a current holding, is the leading producer of printers focused on the business supply chain and security markets. Regulatory changes in Europe in 2005 required the company to revamp much of its product line, an effort that took a greater than expected toll on Zebra’s research and development capabilities and resulted in a lack of new products worldwide. This hurt sales in this rapidly evolving industry and was exacerbated by tough conditions in the retail market. With the European transition complete, Zebra has since come out with an attractive new product line and new product sales have improved significantly. Revenue growth in the recently completed March quarter was up over 18% compared to the prior year. The company should benefit from growth in security and the emerging RFID market for the next several years. We believe earnings per share can grow from $1.56 in 2006 to around $2.50 over the next 3 to 5 years. Zebra has an excellent balance sheet with over $6 in cash per share and we believe it trades at a reasonable valuation given its growth prospects.
Miscellaneous
The most cost effective method to purchase Meridian Fund shares is directly through our transfer agent PFPC, instead of through third party platforms offered by brokers that charge transaction fees. This is especially true for long-term investors that make multiple purchases. The Meridian Funds are no-load and there are no commissions charged when purchased directly through our transfer agent, PFPC.
We have added a new E-mail Alerts feature to our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings, and other information regarding the Meridian Funds.

Meridian Equity Income Fund ®
Summary of Portfolio Holdings
March 31, 2007 (Unaudited)

Portfolio Holdings by Category (% of total net assets)
Industrial Services	8.1%	$3,160,656
Electrical Equipment	5.4	2,109,187
Brokerage & Money Management	5.4	2,105,912
Banking	5.3	2,057,927
Insurance	5.2	2,042,527
Basic Materials	5.2	2,037,193
Paper/Forest Products	5.1	1,994,445
Diversified Operations	5.0	1,953,173
Toys	3.1	1,188,267
Telecommunications Services	2.9	1,142,681
Apparel	2.8	1,090,584
Chemicals	2.7	1,073,572
Oil & Gas	2.7	1,050,232
Business Products	2.7	1,048,427
Furniture & Fixtures	2.7	1,047,921
Technology	2.7	1,046,889
Healthcare Products	2.7	1,044,005
Industrial Products	2.7	1,043,438
Office Supplies	2.6	1,028,160
Leisure & Amusement	2.6	1,028,108
Building-Tools & Machinery	2.6	1,026,928
Transportation	2.6	1,011,543
Consumer Products	2.6	993,879
Retail	2.5	988,326
Insurance Brokers	2.5	986,532
Business Services	2.5	981,161
Auto Components	2.5	966,587
Cash & Other Assets, Less Liabilities	4.6	1,796,259

	100.0%	$39,044,519

Meridian Growth Fund ®
Summary of Portfolio Holdings
March 31, 2007 (Unaudited)

Portfolio Holdings by Category (% of total net assets)
Retail	9.3%	$185,821,807
Healthcare Services	9.0	180,677,512
Healthcare Products	7.1	142,363,682
Banking	6.6	132,239,241
Tech-Software	6.5	130,867,208
Insurance Brokers	4.8	95,880,358
Brokerage & Money Management	4.3	86,282,411
Consumer Services	4.3	85,105,869
Industrial Services	4.2	84,653,405
Industrial Products	4.0	79,975,770
Leisure & Amusement	3.9	78,574,648
Technology	3.6	72,367,002
Cellular Communications	2.8	56,570,980
Wholesale	2.7	53,286,856
Aerospace/Defense	2.6	52,571,280
Business Products	2.5	50,254,136
Chemicals	2.4	48,824,391
Insurance	2.3	46,127,615
Apparel	2.3	45,491,255
Restaurants	2.3	45,220,654
U.S. Government Obligations	2.2	44,786,288
Business Services	2.2	43,925,863
Construction	2.2	42,858,827
Hotels & Lodging	2.0	40,377,582
Transportation	1.0	19,951,529
Cash & Other Assets, Less Liabilities	2.9	58,374,641

	100.0%	$2,003,430,810

Meridian Value Fund ®
Summary of Portfolio Holdings
March 31, 2007 (Unaudited)

Portfolio Holdings by Category (% of total net assets)
Industrial Products	7.4%	$132,468,274
Technology	7.3	131,493,360
Consumer Products	7.0	126,343,045
Banking	6.9	124,234,760
Healthcare Products	6.9	123,956,737
Industrial Services	6.8	122,148,140
Utilities	6.5	117,356,970
Pharmaceuticals	4.7	84,411,326
Agriculture	4.1	73,828,516
Consumer Products/Food & Beverage	4.0	71,860,410
Retail	3.7	65,428,150
Insurance Brokers	2.9	52,562,240
Brokerage & Money Management	2.6	46,007,950
Business Products	2.6	45,897,020
U.S. Government Obligations	2.5	44,786,288
Apparel	2.3	41,106,005
Energy	2.3	40,938,652
Aerospace/Defense	2.2	39,390,420
Telecommunications Services	2.1	37,293,000
Oil & Gas	2.0	36,480,645
Telecommunications Equipment	2.0	35,567,256
Insurance	1.8	31,915,752
Real Estate	1.7	29,693,043
Healthcare Services	1.4	25,567,800
Information Technology Services	1.1	19,182,465
Leisure & Amusement	1.0	17,642,246
Tech-Software	1.0	16,973,151
Basic Materials	0.9	16,670,345
Cash & Other Assets, Less Liabilities	2.3	42,074,218

	100.0%	$1,793,278,184

Meridian Equity Income Fund ®
Schedule of Investments
March 31, 2007 (Unaudited)

	Shares	Value*
COMMON STOCKS - 95.4%

APPAREL - 2.8%
VF Corp	13,200	$1,090,584

AUTO COMPONENTS - 2.5%
Autoliv, Inc. (Sweden)	16,925	966,587

BANKING - 5.3%
Comerica, Inc	17,235	1,018,933
Regions Financial Corp	29,375	1,038,994

		2,057,927

BASIC MATERIALS - 5.2%
PPG Industries, Inc	15,090	1,060,978
Rohm & Haas Co	18,875	976,215

		2,037,193

BROKERAGE & MONEY MANAGEMENT - 5.4%
Federated Investors, Inc. Class B	28,915	1,061,759
Waddell & Reed Financial, Inc. Class A	44,775	1,044,153

		2,105,912

BUILDING-TOOLS & MACHINERY - 2.6%
Stanley Works (The)	18,550	1,026,928

BUSINESS PRODUCTS - 2.7%
Diebold, Inc	21,975	1,048,427

BUSINESS SERVICES - 2.5%
R. R. Donnelley & Sons Co	26,815	981,161

CHEMICALS - 2.7%
RPM International, Inc	46,475	1,073,572

CONSUMER PRODUCTS - 2.6%
Reynolds American, Inc	15,925	993,879

DIVERSIFIED OPERATIONS - 5.0%
3M Co	12,740	973,718
E.I. du Pont de Nemours & Co	19,815	979,455

		1,953,173

ELECTRICAL EQUIPMENT - 5.4%
Emerson Electric Co	24,375	1,050,319
Hubbell, Inc. Class B	21,950	1,058,868

		2,109,187

FURNITURE & FIXTURES - 2.7%
Leggett & Platt, Inc	46,225	1,047,921

HEALTHCARE PRODUCTS - 2.7%
Johnson & Johnson	17,325	1,044,005

INDUSTRIAL PRODUCTS - 2.7%
Bemis Co., Inc	31,250	1,043,438

INDUSTRIAL SERVICES - 8.1%
ABM Industries, Inc	42,160	1,112,602
Genuine Parts Co	20,835	1,020,915
Waste Management, Inc	29,850	1,027,139

		3,160,656

INSURANCE - 5.2%
Lincoln National Corp	15,100	1,023,629
Mercury General Corp	19,210	1,018,898

		2,042,527

INSURANCE BROKERS - 2.5%
Willis Group Holdings, Ltd. (United Kingdom)	24,925	986,532

LEISURE & AMUSEMENT - 2.6%
Carnival Corp	21,940	1,028,108

OFFICE SUPPLIES - 2.6%
Avery Dennison Corp	16,000	1,028,160

OIL & GAS - 2.7%
Chevron Corp	14,200	1,050,232

Meridian Equity Income Fund ®
Schedule of Investments (continued)
March 31, 2007 (Unaudited)

	Shares	Value*
COMMON STOCK (continued)

PAPER/FOREST PRODUCTS - 5.1%
Kimberly-Clark Corp	14,525	$994,817
Sonoco Products Co	26,600	999,628

		1,994,445

RETAIL - 2.5%
Limited Brands, Inc	37,925	988,326

TECHNOLOGY - 2.7%
Intel Corp	54,725	1,046,889

TELECOMMUNICATIONS SERVICES - 2.9%
AT&T, Inc	28,980	1,142,681

TOYS - 3.1%
Mattel, Inc	43,100	1,188,267

TRANSPORTATION - 2.6%
United Parcel Service, Inc. Class B	14,430	1,011,543

TOTAL INVESTMENTS - 95.4% (Cost $33,223,293)		37,248,260

CASH AND OTHER ASSETS, LESS LIABILITIES - 4.6%		1,796,259

NET ASSETS - 100.0%		$39,044,519

The aggregate book cost is $33,223,293.
The aggregate gross unrealized appreciation is $4,302,456.
The aggregate gross unrealized depreciation is $(277,489).
The net unrealized appreciation is $4,024,967.

*	Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term securities with original or remaining maturities more than 60 days are valued at the mean of their quoted bid and asked prices. Short-term securities with 60 days or less to maturity are amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day.

Meridian Growth Fund ®
Schedule of Investments
March 31, 2007 (Unaudited)

	Shares	Value***
COMMON STOCKS - 94.9%

AEROSPACE/DEFENSE - 2.6%
BE Aerospace, Inc.*	1,658,400	$52,571,280

APPAREL - 2.3%
Carter’s, Inc.*	1,795,235	45,491,255

BANKING - 6.6%
Annaly Capital Manangement, Inc. REIT	2,852,400	44,155,152
SVB Financial Group*	826,500	40,159,635
UCBH Holdings, Inc	2,573,816	47,924,454

		132,239,241

BROKERAGE & MONEY MANAGEMENT - 4.3%
Affiliated Managers Group, Inc.*	390,000	42,256,500
T. Rowe Price Group, Inc	932,950	44,025,911

		86,282,411

BUSINESS PRODUCTS - 2.5%
Diebold, Inc	1,053,325	50,254,136

BUSINESS SERVICES - 2.2%
CSG Systems International, Inc.*	1,755,630	43,925,863

CELLULAR COMMUNICATIONS - 2.8%
American Tower Corp. Class A*	1,452,400	56,570,980

CHEMICALS - 2.4%
RPM International, Inc	2,113,610	48,824,391

CONSTRUCTION - 2.2%
Granite Construction, Inc	775,585	42,858,827

CONSUMER SERVICES - 4.3%
Regis Corp	1,079,800	43,591,526
Rollins, Inc	1,804,187	41,514,343

		85,105,869

HEALTHCARE PRODUCTS - 7.1%
C. R. Bard, Inc	582,975	46,352,342
DENTSPLY International, Inc	1,526,000	49,976,500
Edwards Lifesciences Corp.*	907,985	46,034,840

		142,363,682

HEALTHCARE SERVICES - 9.0%
Apria Healthcare Group, Inc.*	1,317,700	42,495,825
Cerner Corp.*	935,230	50,923,273
DaVita, Inc.*	839,100	44,740,812
Laboratory Corp. of America Holdings*	585,400	42,517,602

		180,677,512

HOTELS & LODGING - 2.0%
Las Vegas Sands Corp.*	466,200	40,377,582

INDUSTRIAL PRODUCTS - 4.0%
Airgas, Inc	720,067	30,350,824
Dionex Corp.*	728,600	49,624,946

		79,975,770

INDUSTRIAL SERVICES - 4.2%
Allied Waste Industries, Inc.*	2,903,025	36,549,085
Republic Services, Inc	863,500	24,022,570
United Rentals, Inc.*	875,700	24,081,750

		84,653,405

INSURANCE - 2.3%
Mercury General Corp	869,676	46,127,615

INSURANCE BROKERS - 4.8%
Brown & Brown, Inc	1,752,850	47,362,007
Willis Group Holdings, Ltd. (United Kingdom)	1,225,830	48,518,351

		95,880,358

LEISURE & AMUSEMENT - 3.9%
Royal Caribbean Cruises, Ltd	1,149,965	48,482,524
Winnebago Industries, Inc	894,800	30,092,124

		78,574,648

Meridian Growth Fund ®
Schedule of Investments (continued)
March 31, 2007 (Unaudited)

	Shares	Value***
COMMON STOCK (continued)

RESTAURANTS - 2.3%
CBRL Group, Inc.	976,688	$45,220,654

RETAIL - 9.3%
Bed Bath & Beyond, Inc.*	1,078,900	43,339,413
Claire’s Stores, Inc.	945,940	30,383,593
PetSmart, Inc.	1,391,000	45,847,360
Ross Stores, Inc.	1,323,200	45,518,080
Zale Corp.*	785,950	20,733,361

		185,821,807

TECHNOLOGY - 3.6%
International Rectifier Corp.*	1,032,700	39,459,467
Zebra Technologies Corp. Class A*	852,306	32,907,535

		72,367,002

TECH-SOFTWARE - 6.5%
Advent Software, Inc.*	1,066,438	37,186,693
BEA Systems, Inc.*	3,625,000	42,013,750
Cognos, Inc. (Canada)*	1,219,565	48,038,665
Hyperion Solutions Corp.*	70,000	3,628,100

		130,867,208

TRANSPORTATION - 1.0%
AirTran Holdings, Inc.*	1,942,700	19,951,529

WHOLESALE - 2.7%
United Stationers, Inc.*	889,300	53,286,856

TOTAL COMMON STOCKS - 94.9% (Cost $1,477,019,362)		1,900,269,881

		Value***
U.S. GOVERNMENT OBLIGATIONS - 2.2%
U.S. Treasury Bill @ 5.063%** due 04/05/07 (Face Value $15,000,000)		$14,989,708
U.S. Treasury Bill @ 5.130%** due 05/03/07 (Face Value $15,000,000)		14,931,250
U.S. Treasury Bill @ 5.025%** due 06/07/07 (Face Value $15,000,000)		14,865,330

TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $44,782,125)		44,786,288

TOTAL INVESTMENTS - 97.1% (Cost $1,521,801,487)		1,945,056,169

CASH AND OTHER ASSETS, LESS LIABILITIES - 2.9%		58,374,641

NET ASSETS - 100.0%		$2,003,430,810

The aggregate book cost is $1,521,801,487.
The aggregate gross unrealized appreciation is $426,900,553.
The aggregate gross unrealized depreciation is $(3,645,871).
The net unrealized appreciation is $423,254,682.
REIT - Real Estate Investment Trust

*	Non-income producing securities
**	Annualized yield at date of purchase
***	Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term securities with original or remaining maturities more than 60 days are valued at the mean of their quoted bid and asked prices. Short-term securities with 60 days or less to maturity are amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day.

Meridian Value Fund ®
Schedule of Investments
March 31, 2007 (Unaudited)

	Shares	Value***
COMMON STOCKS - 95.2%

AEROSPACE/DEFENSE - 2.2%
BE Aerospace, Inc.*	1,242,600	$39,390,420

AGRICULTURE - 4.1%
Bunge, Ltd.	428,300	35,214,826
Universal Corp.	629,400	38,613,690

		73,828,516

APPAREL - 2.3%
Liz Claiborne, Inc.	959,300	41,106,005

BANKING - 6.9%
Annaly Capital Management, Inc. REIT	2,655,800	41,111,784
JPMorgan Chase & Co.	880,000	42,574,400
Regions Financial Corp.	912,000	32,257,440
Stewart Information Services Corp.	198,400	8,291,136

		124,234,760

BASIC MATERIALS - 0.9%
Barrick Gold Corp. (Canada)	583,900	16,670,345

BROKERAGE & MONEY MANAGEMENT - 2.6%
AMVESCAP PLC ADR (United Kingdom)	529,100	11,693,110
Federated Investors, Inc. Class B	934,500	34,314,840

		46,007,950

BUSINESS PRODUCTS - 2.6%
Diebold, Inc.	962,000	45,897,020

CONSUMER PRODUCTS - 7.0%
Avon Products, Inc.	1,015,200	37,826,352
Blount International, Inc.*	677,800	8,438,610
Helen of Troy, Ltd.* (Bermuda)	371,275	8,431,655
Newell Rubbermaid, Inc.	887,600	27,595,484
Pactiv Corp.*	1,305,600	44,050,944

		126,343,045

CONSUMER PRODUCTS/FOOD & BEVERAGE - 4.0%
Anheuser-Busch Cos., Inc.	794,600	40,095,516
International Flavors & Fragrances, Inc.	672,700	31,764,894

		71,860,410

ENERGY - 2.3%
GlobalSanteFe Corp.	286,400	17,665,152
Hanover Compressor Co.*	1,046,000	23,273,500

		40,938,652

HEALTHCARE PRODUCTS - 6.9%
Baxter International, Inc.	847,300	44,627,291
Beckman Coulter, Inc.	612,600	39,139,014
Cooper Cos, Inc. (The)	331,900	16,136,978
STERIS Corp.	514,775	13,672,424
Thoratec Corp.*	496,700	10,381,030

		123,956,737

HEALTHCARE SERVICES - 1.4%
Apria Healthcare Group, Inc.*	792,800	25,567,800

INDUSTRIAL PRODUCTS - 7.4%
Cabot Corp.	387,500	18,495,375
Dionex Corp.*	326,587	22,243,841
Mine Safety Appliances Co.	453,350	19,067,901
Schnitzer Steel Industries, Inc. Class A	466,500	18,739,305
Sealed Air Corp.	1,140,200	36,030,320
Spartech Corp.	609,800	17,891,532

		132,468,274

INDUSTRIAL SERVICES - 6.8%
ABM Industries, Inc.	420,400	11,094,356
Allied Waste Industries, Inc.*	3,591,200	45,213,208
Sysco Corp.	1,055,200	35,697,416
Waste Management, Inc.	876,000	30,143,160

		122,148,140

INFORMATION TECHNOLOGY SERVICES - 1.1%
Unisys Corp.*	2,275,500	19,182,465

Meridian Value Fund ®
Schedule of Investments (continued)
March 31, 2007 (Unaudited)

	Shares	Value***
COMMON STOCK (continued)

INSURANCE - 1.8%
XL Capital, Ltd. Class A (Bermuda)	456,200	$31,915,752

INSURANCE BROKERS - 2.9%
Willis Group Holdings, Ltd. (United Kingdom)	1,328,000	52,562,240

LEISURE & AMUSEMENT - 1.0%
Polaris Industries, Inc.	367,700	17,642,246

OIL & GAS - 2.0%
Kinder Morgan Management, LLC*	711,956	36,480,645

PHARMACEUTICALS - 4.7%
Charles River Laboratories International, Inc.*	435,100	20,127,726
MedImmune, Inc.*	885,200	32,212,428
Schering-Plough Corp.	1,257,200	32,071,172

		84,411,326

REAL ESTATE - 1.7%
Apartment Investment & Management Co. Class A REIT	514,700	29,693,043

RETAIL - 3.7%
Rent-A-Center, Inc.*	980,900	27,445,582
Safeway, Inc.	830,000	30,411,200
Tuesday Morning Corp.	510,200	7,571,368

		65,428,150

TECHNOLOGY - 7.3%
Analog Devices, Inc.	490,000	16,900,100
Avid Technology, Inc.*	535,400	18,674,752
Entegris, Inc.*	2,356,700	25,216,690
Intel Corp.	1,005,000	19,225,650
Western Digital Corp.*	1,557,800	26,186,618
Zebra Technologies Corp. Class A*	655,000	25,289,550

		131,493,360

TECH-SOFTWARE - 1.0%
Cognos, Inc.*	430,900	16,973,151

TELECOMMUNICATIONS EQUIPMENT - 2.0%
Nokia Oyj ADR (Finland)	1,551,800	35,567,256

TELECOMMUNICATIONS SERVICES - 2.1%
Alltel Corp.	601,500	37,293,000

UTILITIES - 6.5%
Dynegy, Inc. Class A*	3,235,300	29,958,878
Hawaiian Electric Industries, Inc.	699,375	18,176,756
Progress Energy, Inc	807,600	40,735,344
TECO Energy, Inc.	1,655,200	28,485,992

		117,356,970

TOTAL COMMON STOCKS - 95.2% (Cost $1,427,248,940)		1,706,417,678

U.S. GOVERNMENT OBLIGATIONS - 2.5%
U.S. Treasury Bill @ 5.063%** due 04/05/07 (Face Value $15,000,000)		14,989,708
U.S. Treasury Bill @ 5.130%** due 05/03/07 (Face Value $15,000,000)		14,931,250
U.S. Treasury Bill @ 5.025%** due 06/07/07 (Face Value $15,000,000)		14,865,330

TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $44,782,125)		44,786,288

TOTAL INVESTMENTS - 97.7% (Cost $1,472,031,065)		1,751,203,966
CASH AND OTHER ASSETS, LESS LIABILITIES - 2.3%		42,074,218

NET ASSETS - 100.0%		$1,793,278,184

The aggregate book cost is $1,472,031,065.
The aggregate gross unrealized appreciation is $285,039,694.
The aggregate gross unrealized depreciation is $(5,866,793).
The net unrealized appreciation is $279,172,901.

ADR - American Depository Receipt

REIT - Real Estate Investment Trust

Meridian Value Fund ®
Schedule of Investments (continued)
March 31, 2007 (Unaudited)

*	Non-income producing securities
**	Annualized yield at date of purchase
***	Investment Valuation: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term securities with original or remaining maturities more than 60 days are valued at the mean of their quoted bid and asked prices. Short-term securities with 60 days or less to maturity are amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day.

(THIS PAGE INTENTIONALLY LEFT BLANK)

MERIDIAN FUND, INC.

This report is submitted for
the information of shareholders of
Meridian Fund, Inc. It is not
authorized for distribution to
prospective investors unless
preceded or accompanied by an
effective prospectus.

Officers and Directors
RICHARD F. ASTER, JR.
President and Director
RALPH CECHETTINI
MICHAEL S. ERICKSON
HERBERT C. KAY
JAMES B. GLAVIN
MICHAEL STOLPER
Directors
GREGG B. KEELING
Chief Financial Officer,
Treasurer and Secretary
Chief Compliance Officer
Custodian
PFPC TRUST COMPANY
Philadelphia, Pennsylvania
Transfer Agent and Disbursing Agent
PFPC INC.
King of Prussia, Pennsylvania
(800) 446-6662
Counsel
MORRISON & FOERSTER LLP
Washington, D.C.
Auditors
PRICEWATERHOUSECOOPERS LLP
San Francisco, California
MERIDIAN EQUITY INCOME FUND®

MERIDIAN GROWTH FUND®

MERIDIAN VALUE FUND®
THIRD QUARTER REPORT
60 E. Sir Francis Drake Blvd.
Wood Island, Suite 306
Larkspur, CA 94939
www.meridianfund.com
Telephone (800) 446-6662

March 31, 2007